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Earnings Release

2nd quarter 2011 | TIM Participações S.A.


TIMP3

Investor Relations - São Paulo, August 2nd, 2011

Agenda

- Q2'11: Main Achievements
- Q2'11: Financial Results
- Conclusions & Outlook

Q2 main achievements (continuous improvement)

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1 Growth Acceleration (2Q'11 vs. 2Q'10)	✓ Customer Base +25% ✓ Net Revenues +19.5% ✓ Services Revenues +11.8%	✓ EBITDA +12.7% (Normalized +23%) ✓ EBIT +122% ✓ Net Income +178%
2 Brand attractiveness	✓ # 1 in Brand Preference ✓ # 1 in incremental market share: at 39% in 2Q11 (+2.7 Mln lines)	✓ MOU at 127' (+15%) ✓ 12.4 Mln internet unique users ✓ Smartphone penetration at 15%
3 Strengthening the foundations	✓ R$ 14 bn CAPEX in 5 years (2009-13) ✓ R$ 8.5 bn CAPEX in 3 years (2011-13) ✓ AES Atimus acquisition signed in July	✓ 100% Anatel network quality score ✓ +2,000 km of fiber in *Amazonia* ✓ +5,500 km of fiber in RJ/SP (AES Atimus)
4 Ultra-broadband in Sao Paulo and Rio de Janeiro	✓ Benefits of AES Atimus: - R$ 1 bn saving in 3 years - Attack untapped market (R$ 30 billion) ✓ Integration as of 4Q11	✓ Unique fiber based infrastructure ✓ Largest capillarity in SP and RJ
5 The best corporate governance	✓ Migration to *NOVO MERCADO* accomplished	

Acceleration of Growth (1/3)

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R$ Mln, IFRS


YoY 2Q11
YoY 1Q11
Customer Base
+24.7%
+23.0%
Revenues
+19.5%
+13.8%
Service Revenues
+11.8%
+9.0%
Ebitda*
+12.7%¹
+9.0%²
Ebit
+121.8%
+108.9%
Net Income
+177.8%
+291.0%

	Q1	Q2	QoQ	H1	YoY
Customer Base (Mln)	52.8	55.5	+5.1%	55.5	+25%
Revenues	3,752	4,252	+13.3%	8,004	+16.8%
Service Revenues	3,463	3,744	+8.1%	7,207	+10.4%
Ebitda	1,033	1,138	+10.2%	2,171	+10.9%
Ebit	350	529	+51.4%	879	+117%
Net Income	213	350	+64.0%	563	+212%
Ebitda - Capex	736	420	-42.9%	1,156	+55%
Net Debt	1,671	1,998	+19.5%	1,998	-20,7%

* [1] +23.2% normalized [2] +22.9% normalized

Acceleration of growth (2/3)

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Customer Base & Net Adds


Mln users
Net Adds
1.7
2.1
2.7
+30% YoY
Customer Base
37.8
44.4
55.5
+25% YoY
Q2'09
Q2'10
Q2'11

MoU & Outgoing Service Revenues


Min, R$ Bln
MoU
73
110
127
+15% YoY
Revenues (Voice Out)
2,4
2,7
3,3
+20.5% YoY
Q2'09
Q2'10
Q2'11

Data Revenues


%, R$ Mln
% Data/ Service
12
13
15
+2pp YoY
Data Revenues
483
550
734
+33% YoY
Q2'09
Q2'10
Q2'11


+% YoY
Customer Base
+25%
MoU
+15%
Data
+33%
Community Expansion
FMS (Voice)
Internet for everybody

Generating More Revenues


R$ Mln
Total Revenues
3,512
3,559
4,252
+19.5% YoY
Service Revenues
3,144
3,350
3,744
+11.8% YoY
Q2'09
Q2'10
Q2'11

Acceleration of Growth (3/3): Internet users expansion driven by smartphone penetration

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Infinity Web / Smartphones

Infinity Web users (Pre-Paid)

Daily Unique users, Mln clients



6x
1.8
0.3
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2010
2011

Smartphone penetration

% Webphone+smartphone penetration on Customer Base



>15%
12%
10%
8%
2010 September
2010 Year End
2011 March
2011 June

Unique users monthly

Mln clients



2x
12.4
6.1
Post Paid
Pre Paid
Aug'10
Jun'11

Handsets sold - volume

000 units, *handset sales*



+83%
+64%
3,507
2,262
1,915
1,383
Smartphone
19%
48%
28%
54%
Q1'10
Q1'11
Q2'10
Q2'11

2 Brand attractiveness: #1 in preference and incremental market share

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Preference


%, Mln lines
TIM #1 in preference
Net adds 1H'11
30
28
19
21
31
32
26
21
18
4.7
3.7
3.9
2.2
sep/oct '07
apr/may '08
sep/oct '08
apr/may '09
sep/oct '09
apr/may '10
sep/oct '10
apr/may '11

Rejection


%
15
12
11
9
13
11
8
13
12
8
sep/oct '07
apr/may '08
sep/oct '08
apr/may '09
sep/oct '09
apr/may '10
sep/oct '10
apr/may '11

TIM — Player 1 — Player 2 — Player 3

Market Share Recovery

39% incremental market share


%
30.4%
25.4%
24.9%
19.0%
25.5%
23.6%
29.5%
25.5%
25.5%
19.1%
jun '08
dec '08
jun '09
dec '09
jun '10
dec '10
Jun'11

With strong association to key attributes


%
TIM
Best Positioned Competitor
Δ YoY
Convenience
48
23
+13pp
Best Promotions
44
30
+10pp
Network Coverage
40
41
+5pp
Innovation
44
23
+12pp

3 Strengthening the foundations (1/3)

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- Player 1
- Player 2
- Player 3

Overall Quality

% achieved Anatel network target



100
95
90
85
80
75
TIM
TIM #1
Jun/10 Aug/10 Oct/10 Dec/10 Feb/11 Apr/11 Jun/11

Drop calls

Drop calls rate, SMP 7



1.3
1.2
1.1
1.0
0.9
0.8
0.7
0.6
0.5
Target: <2.0
TIM
Jun/10 Aug/10 Oct/10 Dec/10 Feb/11 Apr/11 Jun/11

Set-up calls

Originated calls completed, SMP 5



84
80
76
72
68
TIM
Target: >67.0
Jun/10 Aug/10 Oct/10 Dec/10 Feb/11 Apr/11 Jun/11

TIM solid Network Reliability, achieving 100% of all Anatel target indicators (10 out of last 12 months)

3 Strengthening the foundations (2/3): Committed to a fast Network Expansion

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TIM Brasil Capex – Organic growth*

R$ Bln



14Bln
8.5Bln
'09
'10
'11
'12
'13

	'09	'10	'11	'12	'13
Annual Capex	2.7	2.8	2.9		

*Excludes spectrum licenses and acquisitions

Development area



E
D
A
C
B
A

Backbone
- ✓ Swaps
- ✓ Consorthia
- ✓ Fiber in Amazonia (New)

Backhauling
- ✓ Microwaves
- ✓ FTTS
- ✓ AES Atimus (New)

Access
- ✓ 2G capacity
- ✓ 3G coverage

Backbone

000 km



28,0
20,7
16,0
7,0
'09
'10
'11

Backhauling (MW/FTTS)

% of sites connected with own backhauling



>80%
20%
'09
'10
'11
'12
'13

> 80% of Brazilian major cities connected via fiber by 2013

2G Network Capacity (voice)

'000 TRX installed



202
142
115
80
2x
'08
'09
'10
'13

Access 3G

% of urban population covered



>80%
+2,500bps
55%
'10
'13

3 Strengthening the foundations (3/3): Continuous Backbone expansion

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One of the best backbone in the country



Macapá
Boa Vista
Belém
Fortaleza
Manaus
Porto Velho
Aracajú
Salvador
Cuiabá
Brasília
Goiania
Uberlândia
Campo Grande
Belo Horizonte
Vitória
Rio de Janeiro
São Paulo
Curitiba
Porto Alegre

- National Backbone (16k Km)
- New swap network (6.5k Km)
- New Conjoint Building NtWk (3.8k Km)
- Metro Swap Agreements(375 Km)
- New Network Manaus (~2k Km)

Intelig/TIM Backbone: 16,000 Km

\+

Fiber SWAP in 2010: ~6,500 Km

\+

Conjoint Building Network 2012: ~3,800 Km

\+

NEW

Backbone LD Belém - Macapá - Manaus: ~2,000 km

TIM + Intelig: ~28,000 Km

NEW

Partnership TIM and Telebras ‘unlimited to all’

- ✓ Active in capacity SWAP
- ✓ Partnership with Telebrás for PNBL expansion

4 Ultra-broadband in Sao Paulo and Rio de Janeiro: Acquisition of AES Atimus on track (Fiber Network)

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SP and RJ: Macroeconomics

GDP
RJ+SP R$1.3Tln
Argentina R$0.85 Tln

Population
RJ+SP = 57Mln
Italy =60Mln

RJ+SP

TLC Market



SP/RJ States: R$50Bln (45% of Brazil)
Metro Areas: R$30Bln (26% of Brazil)

SP/RJ metro – telecom market size

R$Bln

- R$ 30 Bln TLC Market
- 27% of Brazilian GDP



Current TIM Revenue
Mobile
3
9
Peers
Fixed
18
Untapped

Widespread fiber network in SP and RJ

'000 Km

Capillarity



~3.0
~2.5
SP
RJ

Infrastructure MAP



Twice as much fixed incumbent backhauling in SP and RJ

SP and RJ: Addressable market



Mobile PC → ~30 Mln people



@ Home
@ Hot spot
→ 8 Mln households
4.5 Mln households class A and B



→ 550,000 companies

4 steps Integration

Step 1	Network sinergies (link swap; FTTS)	OPEX/CAPEX
Step 2	Mobile Data Acceleration	Mobile revenues
Step 3	Corporate Data Solutions	Fixed revenues
Step 4	Ultra-broadband	

- **Closing: Q4'11**
- **Start-up: Q1'12**

5 Novo Mercado: the icing in the cake

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Corporate Governance Level


Maximum level of Corporate Governance
Minority shareholders protection requirements
Transparency and disclosure requirements
Legal Requirements
Other Telco
Brazilian Laws
"Lei das S.A"
Level 1
NÍVEL 1
BOVESPA BRASIL
Level 2
NÍVEL 2
BOVESPA BRASIL
NOVO MERCADO
BOVESPA BRASIL

1) One single class of share, with equal rights:
   - Vote
   - Dividend
   - Tag along

2) Higher liquidity

3) Larger number of **independent members** on TIM's Board

4) Higher disclosure level

Full Alignment: Stock option plan to Top Management

Maximum level of Brazilian Corporate Governance

Uniqueness: TIM distinctiveness in Latam telco

Agenda

- Q2'11: Main Achievements
- **Q2'11: Financial Results**
- Conclusions & Outlook

Profitability

R$ Mln, %

Ebitda


Subsidy capitalized
864
105
759
1,010
85
925
1,138
+10.2% QoQ
+12.7% YoY
+23% A/A normalized
Q2'09
Q2'10
Q2'11


Ebitda margin
27.5%
30.2%
30.4%
24.6%
28.4%
26.8%
Reported on service revenues
Reported on total revenues
Q2'09
Q2'10
Q2'11

Ebit


104
239
529
+51.4% QoQ
+122% YoY
Q2'09
Q2'10
Q2'11


Ebit margin
3.0%
6.7%
12.5%
Q2'09
Q2'10
Q2'11

Net Income


*332
*-11
126
350
+64.0% QoQ
+178% YoY
Q2'09
Q2'10
Q2'11


Net income as % of revenues
*0%
3.5%
8.2%
Q2'09
Q2'10
Q2'11

* Reported Q2'09 R$332 benefitted by R$343 Mln from FX variation on Intelig's result; Organig R$-11

Continuous improvement of efficiency drivers

IFRS

Bad Debt


R$ Mln
Bad Debt %
Gross Revenues
Bad Debt
2.0%
1.8%
-0.7pp
1.1%
96
90
66
-27%
Q2'09
Q2'10
Q2'11

SAC*


R$/gross add
SAC/ARPU
SAC
3.1
2.6
-38%
1.6
83
63
35
-45%
Q2'09
Q2'10
Q2'11

ARPU


R$/month, mobile
-11%
+3.7% QoQ
26.9
24.2
21.6
Q2'09
Q2'10
Q2'11

Subsidy


R$ Mln
Zero Subsidy Strategy
Gross Handset Revenues
115
85
64
26
8
0
286
380
424
468
433
732
Q1'10
Q2'10
Q3'10
Q4'10
Q1'11
Q2'11

*SAC = Advertising, +Subsidy + Commission

Net Debt Evolution

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R$ Mln

Ebitda - Capex



2,171
1,033
EBITDA
1,015
CAPEX
297
Q1’11
1H’11

Ebitda - Capex

YoY	+478	+408

EBITDA – CAPEX YTD:
R$ 1.156 +55% YoY
14% over Revenues

Net Debt 2Q 2011

- *Of Which: 486 mln in dividends*



1,671
(327)
1,998

March 2011 ending	2Q11 NET CASH FLOW	June 2011 ending
NFP 1Q10	2Q10 NET CASH FLOW	NFP 2Q10
2.558	*+37*	*2.520*

Debt Profile

- ***Gross Debt:*** *R$ 3.30 bln (of which 80% in the long term)*
- *~22% of debt is denominated in foreign currency (100% hedged)*
- ***Average Annual Cost:*** *11.0% or 90.2% of CDI in the 2Q’11 vs. 10.0% or 107.5% of CDI in the 2Q’10 (~90% of debt in soft loan)*



20%
666
35%
1,162
15%
474
30%
996
100%
3,298
1,300
1,998
<12M
12<36M
36<60M
+60M
Total Debt
Cash
NFP

Agenda

- Q2'11: Main Achievements
- Q2'11: Financial Results
- **Conclusions & Outlook**

Conclusion Outlook

R$ Mln, IFRS

CB Expansion

Mln lines



44,4
55,5
>60
jun/10
Jun/11
Dec/11

MOU increase

Min/month



115
127
>140
jun/10
Q2'11
Q4'11

Smartphone penetration

Smartphone, % CB



8%
>15%
>18%
jun/10
Jun/11
Dec/11

Consistency in Results

Voice out Revenues YoY



Q2'11
+20.5%
Q1'11
+17.3%
Q4'10
+11.0%

VAS Revenues YoY



Q2'11
+ 33.5%
Q1'11
+ 32.3%
Q4'10
+ 31.4%

Reducing exposure to MTR

Voice in Revenues YoY



Q2'11
+ 5%
-2%
Q1'11
-6%
Q4'10

EBITDA exposed to MTR*



30%
23%
Q2'10
Q2'11

New PGMC draft by Anatel

AES Atimus

✓ Closing by Year End

✓ 4 steps integration

* Net of incoming revenues less interconnection costs

Challenging 3 main markets

	Mobile	*Corporate*	*Residential*
Business Expansion	 1 Community Expansion 2 FMS Voice 3 Data	Convergency: Partnerships	Attack to fixed broadband market (SP/RJ)
Network Evolution	Supporting heavy data approach (3G, WiFi, LTE)	Supporting 1Gbps connectivity and Clouding solutions	100Mbps @home (digital home)
Cost saving	OPEX/CAPEX saving R$1Bln		